                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                 InterMune, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                   May 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]





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                                                  SCHEDULE 13D/A

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

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CUSIP NO.   45885B 10                                                                    PAGE 2 OF 10 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.
            ID Number 13-3536060
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [ ]
                                                                                                                      (b) [X]

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    3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                0
                      -----------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

  NUMBER OF SHARES              4,767,590  (see Item 5(b) of this Schedule 13D)
    BENEFICIALLY      -----------------------------------------------------------------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      -----------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,767,590 (see Item 5(b) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,767,590 (see Item 5(b) of this Schedule 13D)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                                                                     [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0% (see Item 5(a) of this Schedule 13D)
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    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
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





                                                  SCHEDULE 13D/A
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
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CUSIP NO.   45885B 10                                                                    PAGE 3 OF 10 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
            ID Number 13-6358475
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [ ]
                                                                                                                      (b) [X]

---------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York general partnership
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                         7      SOLE VOTING POWER


                      -----------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

  NUMBER OF SHARES              4,767,590 (see Item 5(b) of this Schedule 13D)
    BENEFICIALLY      -----------------------------------------------------------------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      -----------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,767,590 (see Item 5(b) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,767,590 (see Item 5(a) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                                                                     [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0% (see Item 5(a) of this Schedule 13D)
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    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
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





                                                  SCHEDULE 13D/A
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
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CUSIP NO.   45885B 10                                                                    PAGE 4 OF 10 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC)
            ID Number #13-3536050
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [ ]
                                                                                                                      (b) [X]
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    3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York limited liability company
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                         7      SOLE VOTING POWER

                                0
                      -----------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

  NUMBER OF SHARES              4,767,590 (see Item 5(b) of this Schedule 13D)
    BENEFICIALLY      -----------------------------------------------------------------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      -----------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,767,590 (see Item 5(b) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,767,590 (see Item 5(a) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                                                                     [ ]

---------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0% (see Item 5(a) of this Schedule 13D)
---------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
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

         This Amendment No. 3 amends the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 4, 2003, and as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on February 18, 2004, and as further amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on April 29, 2004 (collectively, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 3 relates to the common stock, $0.001 par value per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Amendment No. 3 include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEP II") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I, WPNEP II and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members." Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D.

         The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended. Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.




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

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraph to the end of the discussion:

         The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock pursuant to the open market transaction set forth on
Schedule II attached hereto was $2,001,720.70, net of brokerage commissions. Additionally, the total amount of funds used by the Investors to purchase additional shares not acquired during the past sixty days was $4,413,225, net of brokerage commissions, and was furnished from the working capital of such Investor.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), (b) and (c) of the Schedule 13D are hereby amended by adding the following paragraphs at the end of their respective discussion:

         (a) Due to their respective relationships with the Investors and each other, each of the Reporting Entities may be deemed to beneficially own an aggregate of 4,767,590 shares of Common Stock as of May 4, 2004, by virtue of the Investors' ownership of such shares as of such date. The 4,767,590 shares of Common Stock which the Reporting Entities may be deemed to beneficially own represent approximately 15.0% of the shares of Common Stock (based on the Company's Definitive Proxy Statement filed on April 19, 2004 with the SEC disclosing that 31,899,531 shares of Common Stock were outstanding as of April 7, 2004).




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



         (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or direct the disposition of the 4,767,590 shares of Common Stock it may be deemed to beneficially own as of May 4, 2004. Each of the Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,767,590 shares of Common Stock it may be deemed to beneficially own as of May 4, 2004.

         (c) The Investors acquired shares of Common Stock in the open market transaction set forth on Schedule II attached hereto. Except as described in
Schedule II, no transactions in Common Stock were effected during the last 60 days by the Reporting Entities or any of the persons set forth on Schedule I or in Item 2(d) of the Schedule 13D.










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

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 5 2004                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                          By: Warburg Pincus & Co.,
                                              General Partner

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Partner

Dated:  May 5, 2004                       WARBURG, PINCUS NETHERLANDS
                                          EQUITY PARTNERS I, C.V.

                                          By: Warburg Pincus & Co.,
                                              General Partner

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Partner

Dated:  May 5, 2004                       WARBURG, PINCUS NETHERLANDS
                                          EQUITY PARTNERS II, C.V.

                                          By: Warburg Pincus & Co.,
                                              General Partner

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Partner

Dated:  May 5, 2004                       WARBURG, PINCUS NETHERLANDS
                                          EQUITY PARTNERS III, C.V.

                                          By: Warburg Pincus & Co.,
                                              General Partner

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Partner

Dated:  May 5, 2004                       WARBURG PINCUS & CO.

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Partner

Dated:  May 5, 2004                       WARBURG PINCUS LLC

                                          By: /s/  Scott A. Arenare
                                              ---------------------------
                                              Name:  Scott A. Arenare
                                              Title:  Managing Director









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

                                                 SCHEDULE II

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

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         DATE                    # OF SHARES              PER SHARE PRICE                     TOTAL COST
                                                                                    (NET OF BROKERAGE COMMISSIONS)
---------------------------------------------------------------------------------------------------------------------
        5/4/04                     137,000                    $14.611                        $2,001,720.70
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        Total                      137,000                                                   $2,001,720.70
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